





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29579

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wright Investors' Service Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Corporate Drive, Suite 770
(No. and Street)

Shelton	CT	06484
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Underhill 305-815-0680
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP
(Name – *if individual, state last, first, middle name*)

4 Corporate Drive, Suite 488	Shelton	CT	06484
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce Underhill _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wright Investors' Service Distributors, Inc. _____ , as of December 31 _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



Notary Public State of Florida
Jeff Catanach
My Commission GG 948074
Expires 01/21/2024

_____
Signature

Chief Executive Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

REPORT PURSUANT TO SEC RULE 17a-5(d)

DECEMBER 31, 2020
(with supplementary information)

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Contents



Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Wright Investors' Service Distributors, Inc.
Shelton, Connecticut

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wright Investors' Service Distributors, Inc. (the "Company") as of December 31, 2020, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PKF O'CONNOR DAVIES, LLP
Four Corporate Drive, Suite 488, Shelton, CT 06484 I Tel: 203.929.3535 I Fax: 203.929.5470 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Opinion on Supporting Schedules

The supporting schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Wright Investors' Service Distributors, Inc. auditor since 2018.

PKF O'Connor Davies, LLP

February 26, 2021
Shelton, Connecticut

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Statement of Financial Condition
December 31, 2020

ASSETS

Cash	$	29,370
Accounts receivable		33,429
Prepaid expenses		6,102
Total assets	$	68,901

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable	$	2,700
Shareholder's equity:		
Common stock, $1 par; authorized, issued and outstanding, 1,000 shares		1,000
Capital in excess of par		150,856
Retained earnings		1,070,838
Less: Due from Parent		(1,156,493)
Total shareholder's equity		66,201
Total liabilities and shareholder's equity	$	68,901

See notes to financial statements.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Statement of Operations
Year Ended December 31, 2020

Revenue:		
Mutual fund distribution fees from non-affiliated funds	$	237,440
Interest		80
		237,520
Expenses:		
Salaries		69,280
Outside services		50,206
Occupancy		31,099
Wire services		16,471
Dues and registrations		11,775
Professional fees		10,247
Other		7,394
Total expenses		196,472
Income before income taxes		41,048
Income tax expense		8,700
Net income	$	32,348

See notes to financial statements.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Statement of Changes in Shareholder's Equity
Year Ended December 31, 2020

	Common Stock		Capital In	Retained	Due From	Total Shareholder's
	Shares	Amount	Excess of Par	Earnings	Parent	Equity
Balance, January 1, 2020	1,000	$ 1,000	$ 150,856	$ 1,038,490	$ (1,047,209)	$ 143,137
Allocation of expenses from Parent	-	-	-	-	140,016	140,016
Income tax payable to Parent	-	-	-	-	8,700	8,700
Payments to Parent	-	-	-	-	(258,000)	(258,000)
Net income	-	-	-	32,348	-	32,348
Balance, December 31, 2020	1,000	$ 1,000	$ 150,856	$ 1,070,838	$ (1,156,493)	$ 66,201

See notes to financial statements.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Statement of Cash Flows
Year Ended December 31, 2020

Cash flows from operating activities:		
Net income	$	32,348
Adjustments to reconcile net income to net cash provided by operating activities:		
Allocation of expenses from Parent		140,016
Income tax payable to Parent		8,700
Changes in operating assets and liabilities:		
Accounts receivable		17,086
Prepaid expenses		1,228
Accounts payable		300
Net cash provided by operating activities		199,678
Cash flows from financing activities:		
Payments to Parent		(258,000)
Net cash used in financing activities		(258,000)
Net decrease in cash		(58,322)
Cash - beginning of year		87,692
Cash - end of year	$	29,370

See notes to financial statements.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Notes to Financial Statements
December 31, 2020

NOTE A – DESCRIPTION OF BUSINESS

Wright Investors' Service Distributors, Inc. (the "Company") is a wholly owned subsidiary of The Winthrop Corporation ("TWC", or the "Parent") which, in turn, is a wholly owned subsidiary of Khandwala Capital Management, Inc. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is registered as a broker-dealer in eight of the contiguous U.S. states.

The Company acts solely as the distributor for mutual funds sponsored by other companies. The Company does not maintain customer accounts and neither receives nor holds customer securities or funds.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]   Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[2]   Revenue recognition:

The Company earns revenue by providing underwriting and distribution services to non-affiliated mutual funds known as 12b-1 fees. Mutual fund distribution fees are recorded monthly based on a percentage of fund assets.

12b-1 fee revenue is earned based on a percentage of the average daily market value of clients' investment holdings in non-affiliated funds. 12b-1 fee revenue is estimated and recorded on a monthly basis and adjusted to actual upon receipt of payment from non-affiliated funds.

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"), the Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company receives distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

[2]   Revenue recognition (continued):

Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly.

Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

[3]   Fair Value Measurements:

The recorded amounts of the Company's cash, accounts receivable and accounts payable approximate their fair values principally because of the short-term nature of these items.

[4]   Cash:

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk.

[5]   Accounts receivable:

The Company continuously monitors the creditworthiness of customers and establishes an allowance for uncollectible amounts based on current economic trends, historical payment and bad debt write-off experience, and any specific customer related collection issues. As of December 31, 2020, no allowance was considered necessary.

[6]   Subsequent events:

The Company's management has evaluated subsequent events through the issuing date of this report on February __, 2021 and has not observed any events subsequent to December 31, 2020 that require recognition or disclosure.

NOTE C – RELATED PARTY TRANSACTIONS

The Company advances funds on an as-needed basis to TWC. These advances are non-interest-bearing and are payable on demand. Such balance has been classified as a reduction of shareholder's equity in the accompanying statement of financial condition as the Company does not anticipate that the amount due from TWC will be repaid, and would ultimately be distributed as a dividend to TWC.

NOTE C – RELATED PARTY TRANSACTIONS (continued):

The Company has an expense-sharing agreement with TWC whereby indirect general and administrative expenses are allocated to the Company. During the year ended December 31, 2020, TWC allocated approximately $140,016 of expenses to the Company, which were offset against the balance due from TWC. The expenses were comprised of approximately $69,280 of Salaries, $27,058 of Occupancy costs, $16,471 of Wire services, $15,190 of Outside services & Professional fees, and $12,018 of Dues and registrations & Other.

NOTE D – NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital requirement of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related aggregate indebtedness to net capital ratio may fluctuate on a daily basis. At December 31, 2020 the Company had net capital and a minimum net capital requirement of $26,670 and $5,000, respectively, and an aggregate indebtedness to net capital ratio of 0.10 to 1.

The Company claims exemption from the provisions of SEC's Rule 15c3-3 in that the Company's activities are limited to those set forth in the conditions for exemption described in paragraph (k)(1).

NOTE E – INCOME TAXES

The Company is included in the consolidated federal income tax return of The Winthrop Corporation and also is included in a combined Connecticut tax return with its parent TWC and other subsidiaries of TWC. However, for financial reporting purposes, the Company determines its federal and state income tax provisions on a separate company basis with any liability for taxes payable to TWC.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to carryforwards and to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for deferred tax assets if realization is not considered more likely than not.

At December 31, 2020 the Company had no deferred tax assets or liabilities.

The Company's income tax expense for the year ended December 31, 2020 consisted of federal income taxes of $5,800 and state income taxes of $2,900.

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken, which resulted in no unrecognized tax benefits as of December 31, 2020. Interest and penalties that would accrue according to relevant tax law would be classified as interest and other expense, respectively, on the statement of operations.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Schedule of Computation of Net Capital Pursuant to the SEC Uniform Net Capital Rule 15c3-1
December 31, 2020

Total Shareholder's Equity	$	**66,201**
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		**33,429**
Prepaid expenses		**6,102**
Total deductions and/or charges		**39,531**
Net capital		**26,670**
Minimum net capital required pursuant to Uniform		
Net Capital Rule 15c3-1		**5,000**
Excess of net capital over minimum requirements	$	**21,670**
Total aggregate indebtedness	$	**2,700**
Required minimum net capital (greater of 6.67% of total aggregate		
indebtedness ($180) or $5,000)	$	**5,000**
Ratio of total aggregate indebtedness to net capital		**0.10 to 1**

There is no difference between the computation of net capital pursuant to Rule 15c3-1
included in this report and the computation included with the Company's corresponding December 31,
2020 unaudited Form X-17A-5 Part IIA Filing.

Wright Investors' Service Distributors, Inc.

**Schedule II – Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements Pursuant to
Securities and Exchange Commission Rule 15c3-3**

December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(1) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirement of this Rule.



**Report of Independent Registered Public Accounting Firm on
Review of the Exemption Report**

**The Board of Directors and Shareholder
Wright Investors' Service Distributors, Inc.**

We have reviewed management's statements, included in the accompanying Exemption Report, in which Wright Investors' Service Distributors, Inc. (the "Company") stated that (1) it is designated to operate under the exemptive provisions of paragraph 17 C.F.R. §240.15c3-3:(k)(1) (the "exemption provisions") and (2) the Company met the identified exemption provisions throughout the year ended December 31, 2020 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF O'Connor Davies, LLP

February 26, 2021
Shelton, Connecticut

PKF O'CONNOR DAVIES, LLP
Four Corporate Drive, Suite 488, Shelton, CT 06484 I Tel: 203.929.3535 I Fax: 203.929.5470 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Wright Investors' Service Distributors, Inc. Exemption Report

Wright Investors' Service Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers").   This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4).   To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(1).

(2) The Company met the identified exemption provision in 17 C.F.R. 240.15c3-3(k)(1) throughout the year ended December 31, 2020 without exception.

Wright Investors' Service Distributors, Inc.

I, Bruce Underhill, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _BU_____

Title: Chief Compliance Officer

February 25 2021